SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRG/GRGS Av. Graça Aranha, nº 26, 4º andar. 20030-900 Rio de Janeiro - RJ RCA 1011, de 04.25.2024 DEL-71 de 04.25.2024

CERTIFICATE

MINUTES OF THE 1011TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

We hereby certify, for all due purposes, that the 1011th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held on 04.25.2024, at 1:00 p.m. The meeting adjourned at 5:03 p.m. The meeting took place through an electronic deliberation circuit on the Atlas Platform. The call was made by the Chairman of the Board of Directors, pursuant to article 25, paragraph 4, of the Company's Bylaws. Board member VICENTE FALCONI CAMPOS (VFC) took over the chairmanship. Board members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) participated virtually in the meeting. Board member MARCELO GASPARINO DA SILVA (MGS) was justifiably absent. The council was secretariated by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTRUCTION: The support material was made available to the Board Members through the Governance Portal. QUORUMS OF INSTALLATION AND DELIBERATION: As prescribed in article 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in article 26 of the Bylaws. The meeting was held with the presence of eight members, in compliance with the minimum quorum of five members, and with a minimum quorum for taking decisions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or his/her momentary absence from the conclave entails its subtraction for the purposes of calculating the respective minimum quorum for deliberation.

DEL 071 of 04.25.2024. Form 20-F – fiscal year 2023. RES 222 of 04.25.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, and embodied in the rapporteur's statement, in the favorable opinion issued by the Statutory Audit and Risk Committee at a meeting inaugurated on 04.24.2024, in the supporting material and in the documents below, DELIBERATED: Executive Board Resolution No. 222, of 04.25.2024; Deliberative Proposal VFR-023, of 04.16.2024.

1. To approve the filing of Form 20-F for the fiscal year 2023 with its respective Financial Statements, to be filed with the SEC.

Quorum for approval: Unanimously, in accordance with the proposal of the Executive Board (RES-222, of 04.25.2024), the favorable opinion of the CAE was recorded.

Closing and drafting of the minutes certificate: It is hereby recorded that the material pertinent to the items deliberated at this Board of Directors Meeting is on file at the Company's headquarters. As there was nothing more to discuss about DEL-071/2024, the President VFC closed the related work and ordered the Secretary of Governance to draw up this certificate which, after being read and approved, will be signed by the same Secretary. The other resolutions held at this meeting were omitted from this certificate, as they related to interests merely internal to the Company, a legitimate precaution, supported by the duty of confidentiality of the Management, according to the "caput" of article 155 of the Brazilian Corporation Law, and are therefore outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Present: Chairman VICENTE FALCONI CAMPOS. Board members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, April 29, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.